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                               December 14, 2022

       Louis Ferraro
       Chief Financial Officer
       Synchronoss Technologies, Inc.
       200 Crossing Boulevard, 3rd Floor
       Bridgewater, New Jersey 08807

                                                        Re: Syncrhronoss
Technologies, Inc.
                                                            Form 10-K for the
Year Ended December 31, 2021
                                                            Filed March 15,
2022
                                                            Form 8-K filed
November 8, 2022
                                                            File No. 001-40574

       Dear Louis Ferraro:

              We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Form 8-K filed November 8, 2022

       Synchronoss Technologies Reports Third Quarter 2022 Results, page 1

   1. We note your presentation of the non-GAAP measures Adjusted Free Cash Flow, in the secondary headline, and
Adjusted Gross Margin, on page 9. In future filings, please
                                                        present with equal or
greater prominence, the most directly comparable financial measures calculated and
presented in accordance with GAAP. Refer to 10(e)(1)(i) of Regulation S-
                                                        K.
       2022 Financial Outlook, page 3

   2. We note that you have excluded a quantitative reconciliation of your forward-looking
                                                        Adjusted EBITDA to its
most comparable forward-looking GAAP measure. Please
                                                        include a statement, if
true, that you have relied on the exception in Item 10(e)(1)(i)(B) of
                                                        Regulation S-K and
identify the information that is unavailable and its probable
 Louis Ferraro
Synchronoss Technologies, Inc.
December 14, 2022
Page 2
         significance in a location of equal or greater prominence. Additionally refer to Q&A
         102.10(b) of the C&DI on Non-GAAP Measures.
Reconciliation of GAAP to Non-GAAP Financial Measures, page 10

3.       We note that you do not present Gross Profit in your Consolidated
Statements of
         Operations but report it as the most comparable measure to the non-GAAP measure, Adjusted Gross Profit. Please revise your calculation of the Gross Profit GAAP measure to include an allocation for depreciation and amortization.
4. We note in the reconciliation of Adjusted Free Cash Flow, adjustments for cash-settled expenses such as Litigation and Remediation costs (net) and Restructuring costs. Please disclose under Non-GAAP Financial Measures on page 4 why this is useful information to investors. Additionally, to the extent material, state the additional purposes, if any, for which management uses this liquidity measure. Refer to Rule 100(b) of Regulation G.
       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        You may contact Kathryn Jacobson, Senior Staff Accountant at (202) 551-3365 or Robert
Littlepage, Accountant Branch Chief at (202) 551-3361 with any questions.



FirstName LastNameLouis Ferraro                               Sincerely,
Comapany NameSynchronoss Technologies, Inc.
                                                              Division of
Corporation Finance
December 14, 2022 Page 2                                      Office of
Technology
FirstName LastName